Contact

www.linkedin.com/in/liz-ribot-80679797 (LinkedIn)

Top Skills

Highly detail oriented
Motivated self-starter
Reliable

Languages

English (Full Professional)
Spanish (Full Professional)

Liz Ribot

COO at Outsite
San Juan, Puerto Rico

Experience

Outsite

Head of Operations
January 2015 - Present (11 years 3 months)

Concerned with designing and controlling the processes and business operations.

Bonner General Health

HIT Administration
May 2010 - October 2014 (4 years 6 months)

Assisted in the implementation of electronic health care information transition for communication and decision-making.

Education

University of Idaho

Bachelor's degree, Science · (2010)